

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2021

Nicholas Goodman
Chief Financial Officer
BROOKFIELD ASSET MANAGEMENT INC.
250 Vesey Street, 15th Floor
New York, NY, 10281

> **Re: BROOKFIELD ASSET MANAGEMENT INC.**
> **Registration Statement on Form F-3**
> **Filed December 8, 2021**
> **File No. 333-261528**

Dear Mr. Goodman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Melanie Singh at 202-551-4074 or James Lopez at 202-551-3536 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction